March 2012 Free Writing Prospectus Registration Statement No. 333-158385 Dated March 20, 2012 Filed pursuant to Rule 433

INTEREST RATE Structured Investments

Floating Rate Notes due April 4, 2022

This free writing prospectus relates to a single offering of Floating Rate Notes. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. ("HSBC") with quarterly coupon payments, at a floating rate per annum equal to the 3-Month LIBOR plus a spread, subject to a variable cap and a variable minimum coupon rate, that is applicable to each coupon payment date following the initial coupon payment period. For the initial coupon payment period, there is no cap. For each coupon payment period after the initial coupon payment period, the cap is equal to the coupon rate for the immediately preceding coupon payment period plus 0.50%; for the initial coupon payment period, the minimum coupon rate is 1.35%. For each coupon payment period after the initial coupon payment period, the minimum coupon rate is the coupon rate for the immediately preceding coupon payment period. All payments on the notes, including the repayment of principal, are subject to the credit risk of HSBC.

PRELIMINARY TERMS
Issuer:	HSBC USA Inc.
Aggregate principal amount:
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	March 29, 2012
Original issue date:	April 4, 2012 (4 business days after the pricing date)
Maturity date:	Expected to be April 4, 2022, or if such day is not a business day, the next succeeding business day
Coupon:	The coupon is paid quarterly and will accrue at the applicable coupon rate set forth below. The coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon rate:	With respect to each coupon payment period, a rate per annum equal to the 3-Month LIBOR on the applicable coupon determination date (as defined below) plus 1.35%, subject to the minimum coupon rate and the cap. In no case will the coupon rate for any coupon payment period be less than the minimum coupon rate or greater than the cap. The coupon rate will be reset quarterly on the applicable coupon determination date.
Payment at Maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus the final coupon.
Coupon payment periods:	After the initial coupon payment period, the period beginning on and including a coupon payment date and ending on but excluding the next succeeding coupon payment date.
Initial coupon payment period:	The period beginning on and including the original issue date and ending on but excluding the first coupon payment date.
Cap:	For the initial coupon payment period, there is no cap. For each coupon payment period after the initial coupon payment period, the coupon rate for the immediately preceding coupon payment period plus 0.50%.
Minimum coupon rate:	For the initial coupon payment period, 1.35%. For each coupon payment period after the initial coupon payment period, the coupon rate for the immediately preceding coupon payment period.
3-Month LIBOR:	The London Interbank Offered Rate (British Banker’s Association) for deposits in U.S. dollars for a period of three months that appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time, on the “coupon determination date,” which is the date which is two London Banking Days immediately preceding the beginning of the coupon payment period. For example, we expect that July 2, 2012 (which is two scheduled London Banking Days prior to the scheduled July 4, 2012 coupon payment date) will be the coupon determination date with respect to the coupon payment period commencing on and including July 4, 2012 to but excluding October 4, 2012 . If, on any date the 3-Month LIBOR is to be determined, the 3-Month LIBOR cannot be determined as described above, the calculation agent will determine the 3-Month LIBOR in accordance with the procedures set forth under “Description of Notes—LIBOR Notes” in the accompanying prospectus supplement.
Coupon payment dates:	The 4th calendar day of each April, July, October and January, commencing on July 4, 2012, up to and including the maturity date, provided that if any such day is not a business day, the relevant coupon payment date shall be the next succeeding business day and no additional interest will accrue for the applicable coupon payment period from and after the originally scheduled coupon payment date. If the maturity date falls on a date that is not a business day, payment of the coupon and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
Specified currency:	U.S. dollars
Indenture and Trustee:	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying agent:	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
Denominations:	$1,000 / $1,000
CUSIP:	4042K1A78
ISIN:	US4042K1A783
Book-entry or certificated note:	Book-entry
London Banking Day:	A day on which commercial banks are open for business, including dealings in U.S. Dollars, in the city of London, England.
Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York provided that, with respect to any coupon payment date, the day is also a London Banking Day.

Floating Rate Notes due April 4, 2022

Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note:	100%	%	%
Total:	$	$	$
(1)	HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $15.00 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $15.00 for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Investment in the notes involves certain risks. See “Risk Factors” beginning on page 2 of this free writing prospectus and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the notes, or determined that this free writing prospectus or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

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Floating Rate Notes due April 4, 2022

The Notes

This free writing prospectus relates to a single offering of notes. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. (“HSBC”) with quarterly coupon payments that accrue at a floating rate per annum equal to the 3-Month LIBOR plus a spread, subject to a variable cap and a variable minimum coupon rate . We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Each coupon is calculated based on the rate applicable to the relevant coupon payment period; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the notes.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the placement agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes. The secondary market price, if any, at which HSBC is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price. In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction. See “Risk Factors— Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.”

Risk Factors

In addition to the following risks, we urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the notes described in the following sections:

“— Risks Relating to All Note Issuances”; and

“—Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate”; and

“—Additional Risks Relating to Notes With a Maximum Limitation, Maximum Rate, Ceiling or Cap.”

▪	The Amount of Each Quarterly Coupon is Uncertain and Could be Equal to the Minimum Coupon Rate. You will receive a quarterly coupon on the applicable coupon payment date that accrues at a rate per annum equal to the 3-Month LIBOR plus 1.35%, subject to the applicable cap and the applicable minimum coupon rate. The 3-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the 3-Month LIBOR may be partially offset by other factors. We cannot predict the factors that may cause the 3-Month LIBOR to increase or decrease. Each quarterly coupon may be equal to the minimum coupon rate and if the 3-Month LIBOR does not increase over the term of the notes your interest rate will not increase from the initial coupon payment period to the maturity date. In such event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual coupon rate to maturity of the notes as compared to other investment alternatives.
▪	The Notes are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Coupon Payment Period and is Variable. The coupon rate is not fixed for any coupon payment period and will vary depending on the 3-Month LIBOR plus 1.35%, subject, after the initial coupon payment period, to the cap, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the

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Floating Rate Notes due April 4, 2022

notes while determined, in part, by reference to the 3-Month LIBOR, does not actually pay at such rate. We have no control over any fluctuations in the 3-Month LIBOR.
▪	Credit Risk of HSBC USA Inc. The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including the return of the Principal Amount at maturity or any coupon payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.
▪	Your Coupon Rate After the Initial Coupon Period is Limited By the Cap. After the initial coupon payment period, the coupon rate will be capped at the coupon rate of the preceding coupon payment period plus 0.50%. YOUR COUPON RATE WILL NOT BE GREATER THAN THE CAP.
▪	The Coupon Rate on the Notes is Subject to a Variable Cap and You Will Not Participate in Increases in 3-Month LIBOR Above 0.50% in Any Coupon Payment Period. After the initial coupon payment period, the coupon rate on the notes will be subject to a variable cap, which is equal to the coupon rate in the immediately preceding coupon payment period plus 0.50%. If 3-Month LIBOR were to rise by more than 0.50% from one coupon determination date to the next, you would not receive the full benefit of that increase in the subsequent coupon payment period due to the cap. Also, if the 3-Month LIBOR were to increase sharply from one coupon determination date to the next, because of the cap, you may not realize such an increase. If the 3-Month LIBOR increases steadily during the term of the notes, the cap may prevent your return on the notes from fully reflecting this increase.
▪	The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the notes.
▪	Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity. While the payment of the coupons and the Payment at Maturity described in this free writing prospectus are based on the full aggregate Principal Amount of your notes, the original issue price of the notes includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase notes from you in secondary market transactions will likely be lower than the price you paid for the notes, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
▪	The Notes Lack Liquidity. The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.
▪	Potential Conflicts. HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

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▪	Tax Treatment. For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” below and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.
▪	The 3-Month LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected By a Number of Factors. The 3-Month LIBOR, and therefore the value of the notes is subject to volatility due to a variety of factors, including but not limited to:
o	interest and yield rates in the market,
o	changes in, or perceptions, about the future 3-Month LIBOR,
o	general economic conditions,
o	policies of the Federal Reserve Board regarding interest rates,
o	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
o	sentiment regarding underlying strength in the U.S. and global economies,
o	sentiment regarding credit quality in the U.S. and global credit markets,
o	central bank policy regarding interest rates,
o	inflation and expectations concerning inflation,
o	performance of capital markets,
o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 3-Month LIBOR,
o	the time remaining to the maturity of the notes, and
o	the creditworthiness of the Issuer.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 3-Month LIBOR could result in the corresponding coupon rate decreasing or a coupon rate equal to the minimum coupon rate and thus in the reduction of the coupon payable on the notes.

U.S. Federal Income Tax Considerations

You should carefully consider the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. We and each holder of notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) will treat the notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Although there is uncertainty due to the minimum and maximum coupon rates, we intend to take the position that the notes should be treated as providing for interest at a single “qualified floating rate” as defined in the applicable U.S. Treasury Regulations. Accordingly, interest paid on the notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for U.S. federal income tax purposes subject to the treatment described under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the

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Floating Rate Notes due April 4, 2022

Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the prospectus supplement.

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the “HIRE Act”) was signed into law. Under certain circumstances, the HIRE Act will impose a withholding tax of 30% on payments of U.S. source interest on, and the gross proceeds from a disposition of, the notes made to certain foreign entities unless various information reporting requirements are satisfied. These rules generally would apply to payments made after December 31, 2012. However, under the HIRE Act, the withholding and reporting requirements generally will not apply to interest payments made on, or gross proceeds from a disposition of, debt instruments, such as the notes, outstanding as of March 18, 2012 (the “Grandfather Date”).

Despite the December 31, 2012 date set forth in the HIRE Act, the Internal Revenue Service (the “IRS”) has issued preliminary guidance indicating that the withholding tax on U.S. source interest will not be imposed with respect to payments made prior to January 1, 2014 and that the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2015. In addition, the IRS has released proposed regulations that would extend the Grandfather Date to January 1, 2013. These proposed regulations would be effective once finalized. Prospective investors should consult their tax advisors regarding the HIRE Act.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the notes.

Event of Default and Acceleration

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on the cover in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the coupon rate calculated on the basis of a 360-day year consisting of twelve 30-day months. The accelerated Maturity Date will be the fifth Business Day following the accelerated final coupon Determination Date.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

Historical Performance of the 3-Month LIBOR

The following graph sets forth the historical performance of the 3-Month LIBOR based on the daily historical closing levels from March 14, 2007 through March 13, 2012. We obtained the closing rates below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The closing rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the coupon rate on the notes.

The 3-Month LIBOR, as appeared on Bloomberg Professional® Service on March 13, 2012 was 0.4737%. The closing rate reported by Bloomberg Professional® Service may not be indicative of the 3-Month LIBOR that will be derived from the applicable Reuters page.

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Floating Rate Notes due April 4, 2022

Historical Performance of the 3-Month LIBOR

Source: Bloomberg Professional® Service

The historical 3-Month LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3-Month LIBOR relevant to any coupon payment date. We cannot give you assurance that the performance of the 3-Month LIBOR will result in the payment of coupons that will provide a satisfactory return on your investment.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect that delivery of the notes will be made against payment for the securities on or about the original issue date set forth on the cover of this document, which is expected to be the fourth business day following the pricing date of the notes.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Smith Barney LLC. HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of up to $15.00 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $15.00 for each note they sell.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

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